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                                    FORM 6-K

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                             DATED DECEMBER 7, 2001

                    Advanced Semiconductor Engineering, Inc.
             (Exact name of Registrant as specified in its charter)

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                               26 Chin Third Road
                         Nantze Export Processing Zone
                               Kaoshiung, Taiwan
                               Republic of China
                    (Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

          FORM 20-F  X                                 FORM 40-F
                    ---                                          ---

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

          YES                                                NO  X
              ---                                               ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable
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


                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           ADVANCED SEMICONDUCTOR
                                             ENGINEERING, INC.


Dated: December 7, 2001                    By: /s/ Joseph Tung
                                              ---------------------------------
                                              Name:  Joseph Tung
                                              Title: Chief Financial Officer

Advanced Semiconductor Engineering, Inc.                                  [Logo]

FOR IMMEDIATE RELEASE

Contact:

ASE, Inc.                                       Thomson Financial/Carson
Joseph Tung, CFO / Vice President               Mylene Kok, Regional Director        Daniel Loh
Freddie Liu, Assistant Vice President           Judith Walls, Vice President         Director
Tel: + 886-2-8780-5489                          + 65-879-9881                        + 1-212-701-1998
Fax: + 886-2-2757-6121                          mylene.kok@tfn.com.sg                dan.loh@tfn.com
Investor_relations@asek.asetwn.com.tw           judith.walls@tfn.com.sg
http://www.aseglobal.com

                    ADVANCED SEMICONDUCTOR ENGINEERING, INC.
                      ANNOUNCES NOVEMBER 2001 NET REVENUES

Taipei, Taiwan, R.O.C., december 7, 2001 - Advanced Semiconductor Engineering, Inc. (NYSE: ASX, TAIEX: 2311), announces its unaudited consolidated net revenues and the unaudited net revenues for its packaging operations in Kaohsiung for the month of November 2001.

CONSOLIDATED MONTHLY NET REVENUES (UNAUDITED)*

                  Nov          Oct            Nov          Sequential     YoY
(NT$ Million)     2001         2001           2000         Change         Change
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Net Revenues      3,653        3,405          4,517        +7.3%          -19.1%

MONTHLY NET REVENUES FOR PACKAGING OPERATIONS IN KAOHSIUNG (UNAUDITED)

                  Nov          Oct            Nov          Sequential     YoY
(NT$ Million)     2001         2001           2000         Change         Change
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Net Revenues      2,105        1,903          2,248        +10.6%         -6.4%


* Such consolidated net revenues include, in addition to net revenues of ASE Inc.'s packaging operations in Kaohsiung, net revenues of majority owned subsidiaries such as ASE Test Limited, ASE (Chung Li) Inc., ASE (Korea) Inc., ASE Holding Electronics (Philippines) Inc. and ASE Material Inc.